MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.
                           1285 Avenue of the Americas
                            New York, New York 10019









                                 August 5, 2003


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re: Mortgage Asset Securitization Transactions, Inc. Registration Statement on Form S-3 (File No. 333-107584)
                  --------------------------------------------------------

Ladies and Gentlemen:

            In accordance with Rule 477 under the Securities Act of 1933, as amended, Mortgage Asset Securitization Transactions, Inc.(the "Registrant") hereby requests the withdrawal today of the above-referenced Registration Statement (the "Withdrawn Registration Statement") because it was incorrectly coded as a new registration statement under the Commission's EDGAR System when it should have been coded as a pre-effective amendment to the Registrant's Registration Statement on Form S-3 (File No. 333-106982) (the "Correct Registration Statement").

            Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the Registrant hereby requests that the filing fee in the amount of $4,045,000 that was paid with the filing of the Withdrawn Registration Statement be applied to the Pre-Effective Amendment No.1 to the Correct Registration Statement, which Pre-Effective Amendment is being filed contemporaneously with the withdrawal of the Withdrawn Registration Statement.

                                    Very truly yours,

                                    Mortgage Asset Securitization
                                       Transactions, Inc.


                                    By:         /s/ Hugh Corcoran
                                         ---------------------------------------
                                         Name:  Hugh Corcoran
                                         Title: Managing Director


                                    By:         /s/ Peter Slagowitz
                                         ---------------------------------------
                                         Name:  Peter Slagowitz
                                         Title: Executive Director